20 February 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	February 2007	January 2007
Outstanding current balance of mortgages	£6,739,077,498	£5,815,628,878
Number of mortgages	78,209	70,968
Average loan balance	£86,168	£81,947
Weighted average current LTV	61.17%	59.51%
Arrears:		
1 month +	1.77%	1.65%
3 months +	0.42%	0.44%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

dlw 3/20

23 February 2007

Bradford & Bingley completes acquisition of £529 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £529 million.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total assets, which stood at £45.4 billion on 31 December 2006, by around 1.1%.

Note

The consideration figures include the assets purchased and a premium payable to the seller.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
katherine.conway@bbg.co.uk

Neil Vanham
+44 (0) 1274 806341
neil.vanham@bbg.co.uk

END

Director/Person Discharging Managerial Responsibility shareholding

Below are details of share allocations made to Directors/Persons Discharging Managerial Responsibility on 23 February 2007.

Executive Incentive Plan 2006

The following allocations of Ordinary 25p shares were made under the terms of the above Plan.

Director/PDMR	Number of shares allocated
Steven Crawshaw	78,260
Robert Dickie	31,423
Chris Gillespie	31,423
Chris Willford	40,760
Roger Hattam	26,086
Mark Stevens	26,086

Subject to the rules of the Plan, the shares will be released to the participants in February 2010. The participants will receive any dividends payable on the shares prior to the release date. Subject to the achievement of performance conditions, linked to earnings per share growth, additional matching shares may be allocated to the participants on the date of the release in February 2010.

The shares were allocated at a price of 460.00p.

26 February 2007
END

2 March 2007

Bradford & Bingley completes acquisition of £803 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £803 million.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total assets, which stood at £45.4 billion on 31 December 2006, by around 1.8%.

Note

The consideration figures include the assets purchased and a premium payable to the seller.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
katherine.conway@bbg.co.uk

Neil Vanham
+44 (0) 1274 806341
neil.vanham@bbg.co.uk

END

Director/Person Discharging Managerial Responsibility shareholding

Below are details of ordinary 25 pence shares transferred to Directors/Persons Discharging Managerial Responsibility on 5 March 2007 and of sales, as appropriate, that took place on 6 March 2007. These shares were originally awarded under the terms of the Performance Share Plan on 23 February 2004, and were subject to the achievement of performance targets set on the dates of the awards. The performance measurement was based on Total Shareholder Return compared to the comparator group of companies. For the period 1 January 2004 - 31 December 2006 the Company were ranked sixth in the comparator group and 53.24% of shares awarded under the standard performance criterion vested, whilst 23.71% of shares awarded under the stretch performance criterion vested.

*The purpose of the sales for those indicated * below was to meet tax and national insurance liabilities.

Director/PDMR	Shares received	Shares sold	Sale price (pence)	Shares retained
Steven Crawshaw*	65,398	26,867	426.55	38,531
Robert Dickie*	62,255	25,576	426.55	36,679
Roger Hattam*	13,052	5,363	426.55	7,689
Mark Stevens	10,441	Nil	426.55	10,441

8 March 2007

END

Se06030701

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

Notification relates to iii) Both i) and ii)

3) Name of person discharging managerial responsibility/director.
Chris Gillespie

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Chris Gillespie

8) State the nature of the transaction.
Share purchase

9) Number of shares, debentures or financial instruments relating to shares acquired.
2,260

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a